As filed with the Securities and Exchange Commission on September 26, 2018. Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Kingdom of Spain

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing

☐ on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares representing ordinary shares of Banco Bilbao Vizcaya Argentaria, S.A.	500,000,000 American Depositary Shares	$5.00	$25,000,000	$3,112.50

(1)	For the purpose of this table only, the term “unit” is defined as 100 American Depositary Shares or portion thereof.

The prospectus consists of the form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(a) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(b) The procedure for voting, if any, the deposited securities	Articles number 13 ,14 and 18
(c) The procedure for collection and distribution of dividends	Articles number 12 and 13
(d) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 16 and 18
(e) The sale or exercise of rights	Articles number 12, 13 and 18
(f) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Article number 15
(g) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(h) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 16
(i) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4 and 22
(j) Limitation upon the liability of the depositary	Articles number 18 and 22
3. Fees and Charges	Article number 7

Item 2. Available Information

Statement that the issuer is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and accordingly files certain reports with the Securities and Exchange Commission. Such reports and other information are available for inspection and copying through the Securities and Exchange Commission’s EDGAR system or at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of June 29, 2007 among Banco Bilbao Vizcaya Argentaria, S.A., The Bank of New York Mellon (formerly known as The Bank of New York) as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.
e.	Certification under Rule 466. - Filed herewith as Exhibit 5.

Item 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 26, 2018.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Banco Bilbao Vizcaya Argentaria, S.A.

By:	The Bank of New York Mellon
As Depositary

By:	/s/ Slawomir Soltowski
Name: Slawomir Soltowski
Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Banco Bilbao Vizcaya Argentaria, S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Madrid, Spain, on September 26, 2018.

Banco Bibao Vizcaya Argentaria, S.A.

By:	/s/ Jaime Sáenz de Tejada Pulido
Name:	Jaime Sáenz de Tejada Pulido
Title:	Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Jaime Sáenz de Tejada Pulido, Ricardo Gómez Barredo and Diego Crasny Zyman, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date
/s/ Francisco González Rodríguez	Group Executive Chairman	September 26, 2018
Francisco González Rodríguez
/s/ Carlos Torres Vila	Chief Executive Officer	September 26, 2018
Carlos Torres Vila
/s/ Tomás Alfaro Drake	Director	September 26, 2018
Tomás Alfaro Drake
/s/ José Miguel Andrés Torrecillas	Director	September 26, 2018
José Miguel Andrés Torrecillas
/s/ Jaime Félix Caruana Lacorte	Director	September 26, 2018
Jaime Félix Caruana Lacorte
/s/ Belén Garijo López	Director	September 26, 2018
Belén Garijo López
/s/ José Manuel González-Páramo Martínez-Murillo	Director	September 26, 2018
José Manuel González-Páramo Martínez-Murillo
/s/ Sunir Kumar Kapoor	Director	September 26, 2018
Sunir Kumar Kapoor
/s/ Carlos Loring Martínez de Irujo	Director	September 26, 2018
Carlos Loring Martínez de Irujo
/s/ Lourdes Máiz Carro	Director	September 26, 2018
Lourdes Máiz Carro
/s/ José Maldonado Ramos	Director	September 26, 2018
José Maldonado Ramos
/s/ Ana Cristina Peralta Moreno	Director	September 26, 2018
Ana Cristina Peralta Moreno
/s/ Juan Pi Llorens	Director	September 26, 2018
Juan Pi Llorens
/s/ Susana Rodríguez Vidarte	Director	September 26, 2018
Susana Rodríguez Vidarte
/s/ Jan Paul Marie Francis Verplancke	Director	September 26, 2018
Jan Paul Marie Francis Verplancke
/s/ Jaime Sáenz de Tejada Pulido	Chief Financial Officer	September 26, 2018
Jaime Sáenz de Tejada Pulido
/s/ Ricardo Gómez Barredo	Head of Accounting and Supervisors	September 26, 2018
Ricardo Gómez Barredo
/s/ Diego Crasny Zyman	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A. in the United States	September 26, 2018
Diego Crasny Zyman

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of June 29, 2007 among Banco Bilbao Vizcaya Argentaria, S.A., The Bank of New York Mellon (formerly known as The Bank of New York), as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

5	Certification under Rule 466.